October 31, 2016

Ms. Stephanie L. Sullivan

Senior Assistant Chief Accountant

Office of Financial Services

Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Shinhan Financial Group Co., Ltd.

Form 20-F for Fiscal Year Ended December 31, 2015

Filed April 29, 2016

Form 6-K Filed August 16, 2016

File No. 001-31798

Dear Ms. Sullivan:

We are writing in response to your letter, dated September 19, 2016, containing the comments of the Staff of the Securities and Exchange Commission (the “Commission”) on the annual report on Form 20-F with respect to the fiscal year ended December 31, 2015 filed with the Commission on April 29, 2016 and the current report on Form 6-K filed with the Commission on August 16, 2016.

Our responses to the Staff’s comments are set forth in this letter and each response follows the text of the paragraph of the comment letter to which it relates.

***********

Form 20-F for the Year Ended December 31, 2015

Market Risk Management, page 112

Value-at-Risk Analysis, page 115

1.	We note your disclosure on page 115 that if VaR is measured using a 99% confidence level, the actual amount of loss may exceed the expected VaR, on average, once out of every 100 business days. However, we note your disclosure on page 116 that Shinhan Investment had six instances in 2015 where the actual amount of losses exceeded the VaR amount, and Shinhan Bank had four instances where the VaR amount was exceeded during 2015. Please respond to the following:

Securities and Exchange Commission	2	October 31, 2016

•	In light of the significant number of VaR exceptions (six for Shinhan Investment and four for Shinhan Bank ) relative to the amount expected based on your VaR confidence level (2.5 exceptions), please tell us the procedures you performed to evaluate your model and the cause of the higher than anticipated number of VaR exceptions.

Response:

Shinhan Bank uses an internal model to manage market risk measured by value at risk (“VaR”), which has been approved by the Financial Supervisory Service (“FSS”) and is back-tested and evaluated based on the number of days the amount of losses (either actual or virtual) have exceeded the one-day 99% confidence level-based VaR amount within the previous 12-month period (the most recent 250 business days). In the event the amount of losses exceeds the VaR amount, Shinhan Bank is required to report to the FSS by the next day.

The FSS’s methodology for back-testing internal models for VaR provides for three zones, depending on the number of days the amount of losses exceeded the VaR amount within the previous 12-month period. If a bank’s model produces VaR exceptions of not more than four times, such model falls under the “green” zone, which means that the back-testing results raise no particular concerns with the quality or accuracy of the model. The range from five to nine exceptions constitutes the “yellow” zone, which raises concerns about the model and requires further monitoring. If the number of VaR exceptions is 10 or more, the model falls under the “red” zone and is deemed inadequate. Additionally, depending on the number of days the amount of losses exceed the VaR amount, the scaling factor used in the formula for calculating required capital is increased from the base level of 3.0 up to a maximum of 4.0. The FSS’s methodology is summarized in the table below:

Zone	Number of VaR exceptions	Additional scaling factor (*)
Green (no particular concerns)	4 or less	0.00
Yellow (requires caution)	5	0.40
	6	0.50
	7	0.65
	8	0.75
	9	0.85
Red (inadequate)	10 or more	1.00

(*)	Depending on the number of days the amount of losses exceed the VaR amount, this amount is added to the base level of 3.0 to potentially increase the scaling factor up to a maximum of 4.0.

Securities and Exchange Commission	3	October 31, 2016

As we explained on page 116 of our Form 20-F, the increased frequency of instances in which the amount of losses exceeded the VaR amount in 2015 for both Shinhan Bank and Shinhan Investment was primarily because the stock market experienced unusually high volatility when such instances occurred. However, since the number of days the amount of losses for Shinhan Bank exceeded the VaR amount during 2015 was four, Shinhan Bank was in the green zone, and thus it was determined that its internal model raised no particular concerns.

Shinhan Investment uses the same internal model for purposes of calculating its “economic” capital used for internal management purposes, although such model is not subject to regulatory review or reporting requirements. We evaluate Shinhan Investment’s internal model using the same three-zone approach adopted by the FSS. Since the number of days the amount of losses for Shinhan Investment exceeded the VaR amount during 2015 was six, we have determined that its model was not inadequate.

•	You state on page 116 that the increased frequency of instances in which the losses exceeded the VaR amount in 2015 were primarily because the stock market experienced unusually high volatility when the instances occurred. Tell us whether you believe adjustments can or should be made to your models and estimates to try to capture this higher volatility to reduce the number of VaR exceptions.

Response:

The VaR exceptions during 2015 for Shinhan Bank and Shinhan Investment were all due to the amount of virtual losses exceeding the VaR amount. Virtual gains or losses represent the potential changes in the value of portfolio when simulating the same portfolio with market variables of the next trading day and therefore can increase significantly if there are significant fluctuations in market variables. Virtual gains/losses are calculated using the formula below:

Virtual gain/loss = (value of portfolio on previous trading day applying market variables of the next trading day) – (value of portfolio on previous trading day applying market variables of that trading day)

Given the unusual circumstances in 2015 and based on the back-testing results described above, we do not believe at this point that any adjustment should be made to our current internal models. Additionally, for purposes of calculating required capital internally, Shinhan Bank and Shinhan Investment apply a conservative 99.9% confidence level-based VaR and a scaling factor of 3.75 (which would be the required scaling factor if the amount of losses exceeded the VaR amount eight times during the previous 12-month period). Furthermore, so far in 2016, the volatility in the stock market has generally decreased and, as of the date of this response letter, there has been only one instance to date where the amount of losses for Shinhan Bank has exceed the VaR amount, and there have been no such instances in 2016 for Shinhan Investment.

Securities and Exchange Commission	4	October 31, 2016

•	Discuss whether you have made any changes to your models in light of the increase in VaR exceptions relative to your expectations.

Response:

As described above, we do not believe our internal models are inadequate and, as such, do not believe any changes to our internal models are necessary. Accordingly, we have not made any changes or adjustments to our models.

Note 3 – Significant Accounting Policies, page F-16

(b) Basis of Consolidation, page F-16

2.	We note your disclosure regarding your consolidation policy for your structured entities. Specifically, you state on page F-17 that you do not recognize any non-controlling interests in the consolidated statement of financial position since the Group’s interests in these entities are recognized as liabilities of the group. Please describe the nature of your interests in these entities and cite the accounting literature you relied upon to support the classification of the non-controlling interest as liabilities.

Response:

Our interests in structured entities include investments in asset-backed securities, beneficiary certificates and structured financing products such as ship financing and project financing.

Under paragraph 16(a)(1) of IAS 32, in order for a financial instrument to be classified as an equity instrument rather than a financial liability, the instrument must include no contractual obligation to deliver cash or another financial asset to another entity. Structured entities are established for a limited duration to serve a particular purpose and must liquidate and return investments to its investors after the contemplated duration has passed and the purpose has been achieved. Therefore, non-controlling interests in structured entities include a contractual obligation to deliver cash or another financial asset to another entity and are thus classified as a financial liability rather than as an equity instrument.

Because non-controlling interests in structured entities include a contractual obligation for the issuing entity to deliver to another entity a pro rata share of its net assets only on liquidation, such interests may satisfy the exception to the definition of a financial liability under paragraph 16C and D of IAS 32 and can be classified as equity instruments in the separate or standalone financial statements. However, under paragraph AG29A of IAS 32, such exception is not extended to the classification of non-controlling interests in the consolidated financial statements.

Securities and Exchange Commission	5	October 31, 2016

Therefore, under IAS 32, we do not recognize any non-controlling interests in structured entities in our consolidated statement of financial position since the non-controlling interests are recognized as liabilities of the Group.

Note 4 - Financial Risk Management, page F-37

(d) Liquidity Risk, page F-37

3.	We note the presentation of your contractual maturities for financial instruments, including cash flows of principal and interest. Please tell us, and revise future filings to disclose, any estimates or assumptions you have made regarding the derivative cash inflows and cash outflows in this table. Please refer to the guidance in paragraphs 39(a) and B11B – B11D of IFRS 7.

Response:

Under paragraph 39(b) and paragraph B11B of IFRS 7, maturity analysis for derivative financial liabilities must show remaining contractual maturities if the contractual maturities are essential for an understanding of the timing of the cash flows. Because derivatives held for trading are held with an intention to sell or repay prior to their stated maturities, contractual maturities of such instruments are not essential for an understanding of the timing of the cash flows. Therefore, derivatives held for trading are not presented by maturity but rather under the shortest time band of less than one month. On the other hand, derivatives held for the purpose of hedging are presented in accordance with their stated contractual maturities.

In response to the Staff’s comments, we undertake to disclose in future filings estimates or assumptions we have made regarding the derivative cash inflows and cash outflows. For illustration, we will include footnote (*5) (in bold) on page F-59 of our Form 20-F in respect of the year ended December 31, 2015 as set forth below:

	(in millions of Won)
	2015
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks	~~W~~	16,843,128	1,641,876	1,530,110	2,050,819	29,843	23,073	22,118,849
Trading assets (*3)		22,501,571	24,397	30,194	73,262	20,028	6,593	22,656,045
Financial assets designated at fair value through profit or loss		2,369,896	51,860	4,688	97,645	619,170	101,074	3,244,333
Loans		29,674,971	30,614,739	37,138,646	55,209,656	66,445,746	54,084,550	273,168,308
Available-for-sale financial assets (*3)		29,415,328	1,091,745	12,623	1,173,011	398,156	1,904,249	33,995,112
Held-to-maturity financial assets		78,916	236,378	565,038	1,085,581	9,518,678	9,582,297	21,066,888
Other financial assets		8,057,613	24,202	21,106	290,955	3,502,493	90,587	11,986,956

	~~W~~	108,941,423	33,685,197	39,302,405	59,980,929	80,534,114	65,792,423	388,236,491

Securities and Exchange Commission	6	October 31, 2016

	(in millions of Won)
	2015
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Liabilities:
Deposits (*2)	~~W~~	108,029,850	21,996,113	26,252,328	51,392,270	13,511,745	3,415,583	224,597,889
Trading liabilities		2,135,390	—	—	—	—	—	2,135,390
Financial liabilities designated at fair value through profit or loss		151,597	368,648	335,632	1,586,608	5,496,762	977,743	8,916,990
Borrowings		10,799,071	2,321,249	1,410,898	2,392,047	4,425,261	682,720	22,031,246
Debt securities issued		805,212	2,582,626	3,036,650	8,292,380	25,620,414	4,096,669	44,433,951
Other financial liabilities		18,623,136	34,873	303,104	154,200	321,174	55,163	19,491,650

	~~W~~	140,544,256	27,303,509	31,338,612	63,817,505	49,375,356	9,227,878	321,607,116

Off balance (*4):
Finance guarantee contracts	~~W~~	3,679,486	—	—	—	—	—	3,679,486
Loan commitments and other		76,965,151	—	—	—	—	—	76,965,151

	~~W~~	80,644,637	—	—	—	—	—	80,644,637

Derivatives (*5):
Cash inflows	~~W~~	2,040,644	493,895	375,267	1,127,109	1,835,195	42,160	5,914,270
Cash outflows		(2,601,358)	(329,658)	(354,063)	(1,075,864)	(1,645,263)	(30,270)	(6,036,476)

	~~W~~	(560,714)	164,237	21,204	51,245	189,932	11,890	(122,206)

(*1)	These amounts include cash flows of principal and interest on financial liabilities.
(*2)	Demand deposits amounting to ~~W~~68,949,585 million and ~~W~~83,639,042 million as of December 31, 2014 and 2015 are included in the ‘Less than 1 month’ category, respectively.
(*3)	Available-for-sale financial assets and trading assets which are not restricted for sale and measured at market prices were included in the ‘Less than 1 month’ category; and the other available-for-sale financial assets and trading assets are classified by the earliest maturities available for sale.
(*4)	Financial guarantees such as financial guarantee contracts and loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counterparty requests payment.
(*5)	Derivatives held for trading are not presented by maturity but rather under the shortest time band of less than one month because contractual maturities are not essential for an understanding of the timing of the cash flows. Derivatives entered into for the purpose of hedging are presented by maturity.

(h) Offsetting financial assets and financial liabilities, page F-76

4.	Please tell us how the Derivatives and Other Financial Instruments line items (for both the Assets and Liabilities) reconcile across each of the columns for the years ended December 31, 2015 and 2014.

Response:

The sum of derivatives and other financial instruments line items (for both assets and liabilities) are reconciled to the net amount in the tables below. Related amounts not set off in the statement of financial position (for each of financial instruments and cash collateral) correspond to the derivatives and other financial instruments line items on a combined basis.

Securities and Exchange Commission	7	October 31, 2016

	(in millions of Won)
<2014>
	Gross amounts	Set off in the statement of financial position	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amount
				Financial instruments	Cash collateral
Assets:
Derivatives	1,513,338	—	1,513,338	5,006,936	25,044	920,259
Other financial instruments	5,280,560	841,659	4,438,901
Total	6,793,898	841,659	5,952,239	5,006,936	25,044	920,259
Liabilities:
Derivatives	1,845,449	—	1,845,449	4,978,480	—	711,744
Other financial instruments	4,686,434	841,659	3,844,775
Total	6,531,883	841,659	5,690,224	4,978,480	—	711,744

<2015>
	Gross amounts	Set off in the statement of financial position	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amount
				Financial instruments	Cash collateral
Assets:
Derivatives	1,903,714	—	1,903,714	6,977,154	10,361	2,285,289
Other financial instruments	8,497,835	1,128,745	7,369,090
Total	10,401,549	1,128,745	9,272,804	6,977,154	10,361	2,285,289
Liabilities:
Derivatives	2,715,265	—	2,715,265	7,009,512	—	1,000,226
Other financial instruments	6,423,218	1,128,745	5,294,473
Total	9,138,483	1,128,745	8,009,738	7,009,512	—	1,000,226

In accordance with the ISDA (International Derivatives Swaps and Dealers Association) Master Agreement, we combine the related amounts not set off in the statement of financial position for the derivatives and other financial instruments line items because, as disclosed in footnote (*1) on page F-77 of our Form 20-F, we have certain derivative products that are subject to the ISDA, whereby all derivative agreements with a counterparty are terminated and the outstanding amounts with respect to the same counterparty are set off altogether when credit events such as default of such counterparty occur, and therefore related amounts not set off in the statement of financial position are traceable only on the basis of the combined amount of derivatives and other financial instruments.

Securities and Exchange Commission	8	October 31, 2016

Note 30 – Equity, page F-128

(g) Regulatory Reserve for Loan Loss, page F-132

5.	We note your presentation of the changes in regulatory reserve for loan losses including noncontrolling interests for the years ended December 31, 2015 and 2014. Please respond to the following:

•	Tell us how the beginning and ending balance in your rollforward reconciles to the amounts disclosed as the regulatory reserve for loans losses of ~~W~~7,621 million and ~~W~~8,479 million on page F-128.

Response:

In accordance with the regulations for financial holding companies issued by the Financial Services Commission (the “FSC”) pursuant to the Financial Holding Companies Act of Korea (which we refer to as “the Regulations for the Supervision of Financial Institutions” on page 134 of our Form 20-F), we establish regulatory reserve for loan loss in the amount by which the allowance for credit losses as required by the FSC exceeds the actual allowance for credit losses as calculated pursuant to our provisioning policy in accordance with IFRS.

The table showing our changes in regulatory reserve for loan losses including non-controlling interests for the years ended December 31, 2014 and 2015 on page F-132 of our Form 20-F (Note 30 (g)(i)) was prepared on the basis of consolidated financial statements. On the other hand, our regulatory reserve for loan loss as of December 31, 2014 and December 31, 2015 of ~~W~~7,621 million and ~~W~~8,479 million, respectively, disclosed in footnote (*1) on page F-128 of our Form 20-F (explaining restrictions on appropriation of retained earnings), were prepared on the basis of separate financial statements. The footnote does not note that the amounts presented in the footnote, including regulatory reserve loan loss, were amounts as of December 31, 2014 and 2015 rather than for the years ended December 31, 2014 and 2015, as applicable, and were prepared on a separate basis. In response to the Staff’s comments, we undertake to clarify this in our future Form 20-F filings. For illustrative purposes, footnote (*1) on page F-128 of our Form 20-F would be revised as below:

(*1)	Restriction on appropriation of retained earnings is as follows:

1)	The controlling company’s legal reserve of ~~W~~1,690,125 million and ~~W~~1,756,387 million as of December 31, 2014 and 2015, respectively.
2)	The controlling company’s regulatory reserve for loan loss of ~~W~~7,621 million and ~~W~~8,479 million as of December 31, 2014 and 2015, respectively.
3)	Retained earnings restricted for dividend at subsidiaries level pursuant to law and regulations amounts to ~~W~~4,628,814 million as of December 31, 2015.

Securities and Exchange Commission	9	October 31, 2016

In sum, as disclosed on page F-132 of our Form 20-F under Note 30 (g)(i), our regulatory reserve for loan loss, on a consolidated basis, as of December 31, 2014 and December 31, 2015, was ~~W~~2,235,402 million and ~~W~~2,192,635 million, respectively. As disclosed in footnote (*1-2) on page F-128 of our Form 20-F, our regulatory reserve for loan loss, on a separate basis, as of December 31, 2014 and December 31, 2015, was ~~W~~7,621 million and ~~W~~8,479 million, respectively.

•	Tell us how the change in the ~~W~~7,621 billion and ~~W~~8,479 million between 2014 and 2015 discussed above reconciles to the activity in the appropriation of retained earnings detail on page F-132.

Response:

As described in footnote (*) on page F-132 of our Form 20-F, our statements of appropriation of retained earnings for the years ended December 31, 2014 and 2015 on page F-132 of our Form 20-F (Note 30 (f)) were prepared on a separate basis. We prepare our statements of appropriation of retained earnings on a separate basis in accordance with the Korean Commercial Code.

Under the Korean Commercial Code, approval at a general meeting of shareholders is necessary for additional regulatory reserve to be actually reflected in the balance of the regulatory reserve. The difference in regulatory reserve for loan loss as of December 31, 2014 and December 31, 2015 of ~~W~~858 million is additional regulatory reserve that was preliminarily reserved with respect to the year ended December 31, 2014 to be actually reflected in the regulatory reserve following approval at the general meeting of shareholders in March 2015. This ~~W~~858 million is in the “regulatory reserve for loan losses” line item for the year ended December 31, 2014 on page F-132 of our Form 20-F. The ~~W~~858 million of additional regulatory reserve was approved at the general meeting of shareholders in March 2015 and added to the regulatory reserve for loan loss of ~~W~~7,621 million as of December 31, 2014, thereby increasing the regulatory reserve for loan loss as of December 31, 2015 to ~~W~~8,479 million.

Similarly, the ~~W~~665 million in the “regulatory reserve for loan losses” line item for the year ended December 31, 2015 on page F-132 of our Form 20-F was preliminarily reserved with respect to the year ended December 31, 2015 and subsequently approved at the general meeting of shareholders in March 2016, upon which such amount was added to the regulatory reserve for loan loss of ~~W~~8,479 million.

•	Tell us why you included a metric titled basic and diluted earnings per share after adjustment for regulatory reserve in Won and profit attributable to equity holders of Shinhan Financial Group after adjustment for regulatory reserve in your consolidated IFRS financial statements, given that these appear to be non-IFRS financial metrics.

Securities and Exchange Commission	10	October 31, 2016

Response:

Since the implementation of IFRS in Korea, the regulations for financial holding companies issued by the FSC have required us to show in our financial statements profit attributable to equity holders of the parent company after adjustment for regulatory reserve as well as basic and diluted earnings per share after adjustment for regulatory reserve. Therefore, the table under Note 30 (g)(ii) on page F-133 of our Form 20-F was included to comply with the disclosure requirements under the relevant FSC regulations.

Note 37 – Net Impairment Loss on Financial Assets, page F-136

6.	We note that over the past three years, you have consistently recognized over ~~W~~229,000 million of impairment losses on available-for-sale financial assets, representing over 10% of your profit for each year. We have been unable to find any discussion regarding the nature or drivers of such impairment losses during the periods presented. Please respond to the following:

•	Tell us, and disclose in future filings as appropriate, the nature and drivers leading to these impairment charges. For example, describe the types of securities, and whether there are any concentrations of securities leading to the impairment charges.

Response:

Over the past three years, substantially all of the impairment losses recorded on available-for-sale financial assets were related to the impairments of our available-for-sale equity investments primarily resulting from the decline in the market price or fair value of such investments. As disclosed on page F-80 of our Form 20-F, we recognize impairment losses on available-for-sale equity investments when there is a significant or prolonged decline in the fair value of the investment. We consider the decline in the fair value of more than 30% against the original cost as a “significant decline.” Also, we determine that there was a “prolonged decline” if the market price of an equity investment remains below the carrying amount for six consecutive months.

During the past three years, a significant portion of our impairment losses on available-for-sale financial assets was attributable to the declines in the market price or fair value of certain equity securities.

We recognized impairment losses on available-for-sale financial assets of ~~W~~254,883 million in 2015, of which ~~W~~98,583 million, or approximately 39%, was due to a prolonged decline in our investment in POSCO and ~~W~~58,994 million, or approximately 23%, was due to a significant decline in our investment in Macquarie Korea Opportunities Management Ltd.

We recognized impairment losses on available-for-sale financial assets of ~~W~~243,895 million in 2014, of which ~~W~~73,207 million, or approximately 30%, was due to a significant decline in our investment in Taihan Electric Wire Co., Ltd., ~~W~~47,474 million, or approximately 19%, was due to a significant decline in our investment in the Kookmin Happy Fund, a Government-established debt relief fund that supports retail borrowers with low credit scores, and ~~W~~31,579 million, or approximately 13%, was due to a prolonged decline in our investment in POSCO.

Securities and Exchange Commission	11	October 31, 2016

We recognized impairment losses on available-for-sale financial assets of ~~W~~229,614 million in 2013, of which ~~W~~46,014 million, or approximately 20%, was due to a prolonged decline in our investment in POSCO, ~~W~~39,728 million, or approximately 17%, was due to a significant decline in our investment in Ssangyong Engineering and Construction Co., Ltd., ~~W~~34,024 million, or approximately 15%, was due to a prolonged decline in our investment in Hyundai Merchant Marine, and ~~W~~31,186 million, or approximately 14%, was due to a prolonged decline (based on qualitative factors) in our investment in the Kookmin Happy Fund.

To a limited extent, we have also recognized impairment losses due to liquidation, bankruptcy proceedings, de-listing and other qualitative factors.

In response to the Staff’s comments, we undertake to disclose in future filings as appropriate, the nature and main drivers of such impairment losses in our discussion under Item 5. Operating and Financial Review and Prospects and/or as a footnote in the financial statements. For illustrative purposes, our revised disclosure at the bottom of page F-136 of our Form 20-F would be as follows:

	(in millions of Won)
	2013		2014	2015
Impairment losses on:
Loans	~~W~~	(1,082,366)	(894,722)	(1,021,711)
Available-for-sale financial assets (*)		(229,614)	(243,895)	(254,883)
Other financial assets		(42,561)	(49,706)	—
		(1,354,541)	(1,188,323)	(1,276,594)
Reversal of impairment losses on:
Available-for-sale financial assets		14,644	13,944	12,541

	~~W~~	(1,339,897)	(1,174,379)	(1,264,053)

(*)	Substantially all of the impairment losses on available-for-sale financial assets are attributable to the impairments of our available-for-sale equity investments. We recognize impairment losses on available-for-sale equity investments when there is a significant or prolonged decline in the fair value of the investment or in the event of liquidation, bankruptcy proceedings or de-listing.

•	We note that you only present the book value and fair value for each class of these securities on page 93, which are equivalent given the available-for-sale classification. Please consider providing a breakout of the gross unrealized gains and gross unrealized losses for each class of available-for-sale securities in order to provide transparency into the potential for future impairment charges.

Securities and Exchange Commission	12	October 31, 2016

Response:

As noted above, a substantial majority of impairment losses on available-for-sale financial assets recognized over the past several years were attributable to equity securities. If there are major unrealized gains or losses on available-for-sale financial assets in the future, we will consider disclosing a breakout in future filings in order to show the potential for future impairment charges.

Form 6-K Filed August 16, 2016

Exhibit 99.2

Note 4 – Financial Risk Management, page 15

(i) Financial Instruments Measured at Fair Value, page 30

7.	We note your disclosure on page 34 that describes the valuation techniques and significant unobservable inputs for your Level 3 fair value measurements. We note that you have ~~W~~3,148,285 million of available-for-sale equity securities which you measure at fair value based on the net asset value of the securities, with the unobservable input being the growth rate as of June 30, 2016. However, per your disclosure on page F-66 of your Form 20-F, you disclose that you have ~~W~~2,788,924 million of available-for-sale equity securities which you measure at fair value based on a discounted cash flow approach with the significant unobservable inputs being the discount rate and the growth rate as of December 31, 2015. Please respond to the following:

•	Describe the types of available-for-sale equity securities which are classified as Level 3 fair value measurements as of June 30, 2016 and December 31, 2015.

Response:

The types of available-for-sale equity securities which were classified as Level 3 fair value measurements as of June 30, 2016 and December 31, 2015 are set forth below:

	(in millions of Won)
Type	As of December 31, 2015	As of June 30, 2016
Marketable equity securities	619,470	745,567
Capital contribution	578,161	704,578
Beneficiary certificates	1,519,706	1,640,727
Other equity securities	71,587	57,413
Total	2,788,924	3,148,285

Securities and Exchange Commission	13	October 31, 2016

•	Confirm whether you have disclosed the appropriate valuation technique for these securities as of June 30, 2016 and December 31, 2015. If so, please describe the factors driving the change in techniques between the two periods.

Response:

As of December 31, 2015, 54.5% of our available-for-sale equity securities were beneficiary certificates, of which 60% was measured via the “net asset value – discounted cash flow” method. The “net asset value – discounted cash flow” method measures the fair value of beneficiary certificates by subtracting the total fair value of liabilities from the total fair value of assets. The fair value is measured by adding together the value prescribed to the individual asset or liability components such as real estate, loans, debt securities and equity securities using the discounted cash flow method. Until 2015, we classified this valuation method as “discounted cash flow” method.

However, during the review of our financial statements as of and for the six month period ended June 30, 2016, we determined that classifying such valuation method as “net asset value” method would be more appropriate because such term explains the overall valuation process more comprehensively. In sum, although there has been a change in the classification of the valuation technique, there has been no change in the valuation method itself.

•	To the extent that net asset value is utilized for your Level 3 available-for-sale equity securities, please describe for us in further detail how you determine the net asset value for these instruments. As part of your response, please tell us all the inputs which are unobservable.

Response:

The net asset value method measures the fair value of individual assets and liabilities as of a certain date and subtracts the total fair value of liabilities from the total fair value of assets. This valuation method takes into account the economic qualities of the assets, and is mainly used for companies that are to be liquidated, companies whose financial assets comprise a significant portion of total assets, and companies holding significant interests in other companies or real estates. Individual assets are composed of real estate, loans, debt securities and equity securities, whose fair values are calculated using the discounted cash flow method. If the assets are not marketable or not traded in an active market, the growth rate and discount rate necessary to calculate discounted cash flows are unobservable inputs. In response to the Staff’s comment, we will revise the tables on page F-66 of our Form 20-F and page 34 of our Form 6-K filed on August 16, 2016 to clarify that both discount rate and growth rate are significant unobservable inputs for equity securities.

Securities and Exchange Commission	14	October 31, 2016

***********

Please do not hesitate to contact myself at +82-2-6360-3071 or our external counsel, Jin Hyuk Park of Simpson Thacher & Bartlett (35th floor, ICBC Tower, 3 Garden Road, Central, Hong Kong, telephone number +852-2514-7665 and fax number +852-2869-7694), if we can be of any assistance to the Staff.

Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our messenger.

Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Yim Bo-hyuk
Name:	Yim Bo-hyuk
Title:	Deputy President & Chief Financial Officer